Fact Sheet for Preliminary Pricing Supplement No. W-88 Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated January 28, 2016

Call Warrants Linked to an Equally Weighted Basket of Three Exchange Traded Funds Expiring February 1, 2018

General

The call warrants (the "**warrants**") are designed for investors who seek a leveraged return at expiration based on the increase, if any, in the level of an equally weighted basket (the "**Basket**") of three exchange traded funds. If the Final Basket Level is less than or equal to the Basket Strike Level, which is 100% of the Initial Basket Level, the warrants will expire worthless and investors will lose their entire investment in the warrants. If the Final Basket Level is greater than the Basket Strike Level, investors will receive a cash payment upon expiration based on the performance of the Basket. In this circumstance, investors will still lose some or a significant portion of their initial investment if the level of the Basket does not increase sufficiently to offset the Warrant Premium. The warrants do not pay any coupons or dividends. Any payment on the warrants is subject to the credit of the Issuer.

Warrant Characteristics

- Opportunity to receive an uncapped leveraged return if the Final Basket Level is greater than the Basket Strike Return.
- The warrants are highly risky and are suitable only for option-approved accounts.

Risk Considerations

- The warrants will expire worthless and you will lose your entire investment if the Final Basket Level is less than or equal to the Basket Strike Level.
- Potential to lose some or a significant portion of your investment if the level of the Basket does not increase sufficiently to offset the Warrant Premium.
- Any payment on the warrants is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the warrants in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your warrants to expiration.
- Additional risk factors can be found on the last four pages of this fact sheet.

Hypothetical Return at Maturity

Basket Strike Return is less than or equal to the Warrant Premium Percentage
Basket Strike Return is greater than the Warrant Premium Percentage
Return on Warrant Premium (%)
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
-60%
-40%
-20%
0%
13.20%
20%
40%
60%
Percentage Change from Initial Basket Level (%)

Summary of Indicative Terms

CUSIP:............................ 25190F624
Issuer: .... Deutsche Bank AG, London Branch
Maturity/Tenor: .... Approximately 2 years
Issue Price per Warrant............ Equal to the Warrant Premium
Warrant Premium............... $132.00 per warrant (equal to 13.20% of the Notional Amount)
Notional Amount:............... $1,000 per warrant
Warrant Premium Percentage 13.20%, equal to the Warrant Premium *divided by* the Notional Amount
Basket:............................ The warrants are linked to a basket consisting of the following exchange traded funds (each, a "**Basket Component**" and collectively, the "**Basket Components**").

Basket Components	Ticker Symbol	Basket Component Weighting
Financials Select Sector SPDR® Fund	XLF	1/3 (33.33%)
Health Care Select Sector SPDR® Fund	XLV	1/3 (33.33%)
Consumer Discretionary Select Sector SPDR® Fund	XLY	1/3 (33.33%)

$1,000 x Basket Strike Return

Basket Strike Return:................

$$\frac{\text{Final Basket Level} - \text{Basket Strike Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: .... Set equal to 100 on the Trade Date
Basket Strike Level:.............. 100% of the Initial Basket Level
Final Basket Level:............... The Final Basket Level on the Final Valuation Date will be calculated as follows:
100 × [1 + the sum of each Basket Component Return of each Basket Component x (1/3)]

Basket Component Return:....... With respect to each Basket Component:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Initial Price:...................... With respect to each Basket Component, the Closing Price of such Basket Component on the Trade Date

Final Price:...................... With respect to each Basket Component, the Closing Price of such Basket Component on the Final Valuation Date

Closing Price:.................... With respect to each Basket Component, as defined under "General Terms of the Warrants – Definitions" in the accompanying preliminary pricing supplement.

Share Adjustment Factor:....... With respect to each Basket Component, initially 1.0, subject to adjustment for certain actions affecting such Basket Component. See "General Terms of the Warrants — Anti-Dilution Adjustments for Basket Components" in the accompanying preliminary pricing supplement.

Trade Date:............................ January 29, 2016
Settlement Date: .... February 3, 2016
Final Valuation Date: .... January 29, 2018
Maturity Date:.......................... February 1, 2018

Fees and Commissions:............ JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer that will not exceed $5.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying preliminary pricing supplement No. W88.

The Issuer's estimated value of the warrants on the Trade Date is approximately $105.00 to $110.00 per warrant, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Warrants" in the accompanying preliminary pricing supplement W88 for additional information.

By acquiring the warrants, you will be bound by, and deemed irrevocably to consent to, the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the warrants or the conversion of the warrants into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the warrants. Please see "Resolution Measures and Deemed Agreement" in the accompanying preliminary pricing supplement W88 for more information.

You should review carefully the section of the prospectus supplement accompanying preliminary pricing supplement W88 entitled "United States Federal Income Taxation" and the section of the accompanying preliminary pricing supplement entitled "Tax Consequences."

For more information regarding this offering, please refer to the preliminary pricing supplement W88 on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010316010501/dp62845_424b2-tsw88.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

On the Expiration Date, the warrants will be automatically exercised and you will be entitled to receive a cash payment per warrant equal to the Cash Settlement Amount, which could be zero, determined as follows. Any payment on the warrants is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below reflect the Basket Strike Level of 100% of the Initial Basket Level, the Warrant Premium Percentage of 13.20%, the Warrant Premium of $132.00 per warrant and the Initial Basket Level of 100.

Hypothetical Final Basket Level	Percentage Change from Initial Basket Level	Hypothetical Basket Strike Return	Cash Settlement Amount	Cash Settlement Amount minus Warrant Premium	Cash Settlement Amount minus Warrant Premium as Percentage Return on Warrant Premium
200.00	100.00%	100.00%	$1,000.00	$868.00	657.58%
180.00	80.00%	80.00%	$800.00	$668.00	506.06%
160.00	60.00%	60.00%	$600.00	$468.00	354.55%
140.00	40.00%	40.00%	$400.00	$268.00	203.03%
120.00	20.00%	20.00%	$200.00	$68.00	51.52%
113.20	13.20%	13.20%	$132.00	$0.00	0.00%
110.00	10.00%	10.00%	$100.00	-$32.00	-24.24%
100.00	0.00%	0.00%	$0.00	-$132.00	-100.00%
90.00	-10.00%	-10.00%	$0.00	-$132.00	-100.00%
80.00	-20.00%	-20.00%	$0.00	-$132.00	-100.00%
60.00	-40.00%	-40.00%	$0.00	-$132.00	-100.00%
40.00	-60.00%	-60.00%	$0.00	-$132.00	-100.00%
20.00	-80.00%	-80.00%	$0.00	-$132.00	-100.00%
0.00	-100.00%	-100.00%	$0.00	-$132.00	-100.00%

Selected Risk Factors

THE WARRANTS ARE A RISKY INVESTMENT AND THE WARRANTS WILL EXPIRE WORTHLESS IF THE FINAL BASKET LEVEL IS LESS THAN OR EQUAL TO THE BASKET STRIKE LEVEL — The warrants are highly speculative and highly leveraged. If the Final Basket Level is less than or equal to the Basket Strike Level, the warrants will expire worthless and you will lose your entire investment in the warrants. The warrants are not suitable for investors who cannot sustain a total loss of their investment. You should be willing and able to sustain a total loss of your investment in the warrants.

YOU MAY LOSE SOME OR A SIGNIFICANT PORTION OF YOUR INITIAL INVESTMENT EVEN IF THE FINAL BASKET LEVEL IS GREATER THAN THE BASKET STRIKE LEVEL— Even if the Final Basket Level is greater than the Basket Strike Level, you will lose some or a significant portion of your initial investment if the Final Basket Level is greater than the Basket Strike Level but by a percentage less than the Warrant Premium Percentage of 13.20%. In order for you to receive a Cash Settlement Amount greater than your initial investment, the Final Basket Level must be greater than the Basket Strike Level by a percentage greater than the Warrant Premium Percentage.

THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS — You will not be able to purchase the warrants unless you have an options-approved brokerage account. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants and you should be experienced with respect to options and option transactions.

THE WARRANTS DO NOT PROVIDE FOR ANY COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the warrants, you will not receive any coupon payments and you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component securities held by the Basket Components or holders of the shares of the Basket Components would have.

THE WARRANTS ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The warrants are unsecured contractual obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the warrants depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the warrants. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the warrants and, in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the warrants and you could lose your entire investment.

THE WARRANTS MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (“SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the warrants are subject to the powers exercised by the competent resolution authority to impose a Resolution

Measure on us. A “Resolution Measure” may include: writing down, including to zero, any claim for payment on the warrants; converting the warrants into ordinary shares of (i) the issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the warrants to another entity, amending, modifying or varying the terms and conditions of the warrants or cancelling of the warrants. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the issuer. This prioritization would also be given effect in a resolution proceeding with respect to the issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the issuer. In a resolution or German insolvency proceeding with respect to the issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” In a resolution or German insolvency proceeding with respect to the issuer, the warrants are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. You may lose some or all of your investment in the warrants if a Resolution Measure becomes applicable to us.

By acquiring the warrants, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the warrants following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default under the warrants or under the warrant agreement. Furthermore, because the warrants are subject to any Resolution Measure, secondary market trading in the warrants may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the warrants, you waive, to the fullest extent permitted by applicable law, any and all claims against the warrant agent for, agree not to initiate a suit against the warrant agent in respect of, and agree that the warrant agent will not be liable for, any action that the warrant agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the warrants. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE WARRANTS ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE WARRANTS — The Issuer’s estimated value of the warrants on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the warrants. The difference between the Issue Price and the Issuer’s estimated value of the warrants on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the warrants through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the warrants is determined by reference to our pricing models. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your warrants or otherwise value your warrants, that price or value may differ materially from the estimated value of the warrants determined by reference to our pricing models. This difference is due to, among other things, any difference in pricing models or assumptions used by any dealer who may purchase the warrants in the secondary market.

INVESTING IN THE WARRANTS IS NOT THE SAME AS INVESTING IN THE SHARES OF THE BASKET COMPONENTS OR THE COMPONENT SECURITIES HELD BY THE BASKET COMPONENTS — Your return on the warrants, if any, will not reflect the return you would realize if you invested directly in the shares of the Basket Components or the component securities held by the Basket Components. If the level of the Basket increases sufficiently above the Basket Strike Level on the Final Valuation Date, you will receive a percentage return on your initial investment that is greater than the percentage increase in the level of the Basket from the Trade Date. However, unlike a direct investment in the shares of the Basket Components or the component securities held by the Basket Components, if the level of the Basket does not increase above the Basket Strike Level on the Final Valuation Date, you will lose your entire investment in the warrants.

IF THE LEVEL OF THE BASKET CHANGES, THE VALUE OF YOUR WARRANTS MAY NOT CHANGE IN THE SAME MANNER — Your warrants may trade quite differently from the level of the Basket. Changes in the level of the Basket may not result in comparable changes in the value of your warrants.

THE CORRELATION AMONG THE BASKET COMPONENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the prices of the Basket Components increase or decrease to the same degree at the same time. The value of the warrants may be adversely affected by increased positive correlation between the Basket Components, in particular when the prices of Basket Components decrease. The value of the warrants may also be adversely affected by increased negative correlation between the Basket Components, in which case any positive performance of one or more Basket Components could be entirely offset by the negative performance of one or more other Basket Components.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — The warrants are linked to an equally weighted basket consisting of three Basket Components. Price movements in the Basket Components may not correlate with each other. At a time when the prices of some of the Basket Components increase, the prices of other Basket Components may not increase as much or may decrease. Therefore, in calculating the Final Basket Level, increases in the Closing Prices of some of the Basket Components on the Final Valuation Date may be moderated, offset or more than offset by lesser increases or decreases in the Closing Prices of the other Basket Components on the Final Valuation Date.

The Policies of the Investment Advisor to A BASKET COMPONENT and Changes that Affect the BASKET COMPONENT or ITS Tracked IndEX Could Adversely Affect the Value of the Warrants — The policies of the investment advisor to a Basket Component (the “Basket Component Advisor”) concerning the calculation of the Basket Component’s net asset value (“NAV”), additions, deletions or substitutions of securities or other assets or financial measures underlying the Basket Component, substitution of the index tracked by the Basket Component (the “Tracked Index”) and the manner in which changes affecting how the Tracked Index are reflected in the Basket Component could adversely affect the prices of the Basket Component and, therefore, the value of, and return on, your warrants. The value of, and return on, your warrants could also be adversely affected if the Basket Component Advisor changes these policies, for example, by changing the manner in which they calculate a Basket Component’s NAV, or if the Basket Component Advisor discontinues or suspends calculation or publication of the Basket Component’s NAV, in which case it may become difficult to determine the value of the warrants. If events such as these occur or if the Closing Price of a Basket Component are not available on the Final Valuation

Date because of a Market Disruption Event (as defined below) or for any other reason, the Calculation Agent (as defined below), in certain circumstances, may determine the Closing Price of the Basket Component on the Final Valuation Date and the Cash Settlement Amount in a manner it considers appropriate in its sole discretion.

The Performance of A BASKET COMPONENT, Particularly During Periods of Market Volatility, May Not Match the Performance of ITS Tracked indEX or ITS Net Asset Value per Share — The performance of a Basket Component may not match the performance of its Tracked Index due to a number of factors. For instance, a Basket Component may not hold all or substantially all of the securities included in its Tracked Index and the Basket Component Advisor may invest a portion of the Basket Component’s assets in securities not included in its Tracked Index. Therefore, the performance of a Basket Component is generally linked, in part, to assets other than the securities included in its Tracked Index. Additionally, the performance of a Basket Component will reflect transaction costs and fees that are not included in the calculation of its Tracked Index.

In addition, because the shares of the Basket Components are traded on a securities exchange and are subject to supply and demand, the performance of one share of a Basket Component may differ from the performance of its Tracked Index or its NAV per share. Furthermore, during periods of market volatility, securities or other assets held by a Basket Component may be unavailable in the secondary market due to reduced liquidity or suspensions or limitations of trading, making it difficult for market participants to accurately calculate the NAV per share of the Basket Component and/or create, redeem or hedge shares of the Basket Component. In such circumstances, the prices at which market participants are willing to buy and sell shares of the Basket Component may be significantly lower than its NAV and the liquidity of the shares of the Basket Component may be materially and adversely affected. Consequently, the performance of the Basket Component may deviate significantly from the performance of its Tracked Index or its NAV per share. These circumstances may or may not constitute Market Disruption Events and, in either case, your return on the warrants may be determined based on the price of the Basket Component when it deviates significantly from the performance of the Tracked Index or its NAV per share. If this occurs, the value of, and your return on, the warrants may be materially and adversely affected.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THIS PRELIMINARY PRICING SUPPLEMENT — The Calculation Agent will make adjustments to the Share Adjustment Factor for a Basket Component, which will initially be set at 1.0, for certain events affecting the shares of the Basket Component. The Calculation Agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Basket Component. If such an event occurs that does not require the Calculation Agent to make an adjustment, the value of the warrants may be materially and adversely affected. In addition, you should be aware that the Calculation Agent may, at its sole discretion, make adjustments to the Share Adjustment Factor for a Basket Component or any other terms of the warrants that are in addition to, or that differ from, those described in this preliminary pricing supplement to reflect changes occurring in relation to the Basket Component in circumstances where the Calculation Agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments described in this preliminary pricing supplement may be materially adverse to investors in the warrants. You should read “General Terms of the Warrants — Anti-Dilution Adjustments for Basket Components” in this preliminary pricing supplement in order to understand the adjustments that may be made to the warrants.

THERE IS NO AFFILIATION BETWEEN THE BASKET COMPONENTS OR THE UNDERLYING STOCK ISSUERS AND US AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY DISCLOSURE BY THE UNDERLYING STOCK ISSUERS — We are not affiliated with any Basket Component or the issuers of the component stocks held by such Basket Component or underlying its Tracked Index (such stocks, “Underlying Stocks,” and the issuers of Underlying Stocks, “Underlying Stock Issuers”). However, we or our affiliates may currently or from time to time in the future engage in business with the Underlying Stock Issuers, including extending loans to, making equity investments in, acting as underwriter in connection with future offerings of the Underlying Stocks by, or providing advisory services (including merger and acquisition advisory services) to, such Underlying Stock Issuers. In the course of this business, we or our affiliates may acquire non-public information about the Underlying Stock Issuers and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying Stocks or any of the Underlying Stock Issuers. You, as an investor in the warrants, should make your own investigation into the Underlying Stocks and the Underlying Stock Issuers. Neither the Basket Component Advisor nor any of the Underlying Stock Issuers is involved in this offering in any way and none of them has any obligation of any sort with respect to your warrants. The Basket Component Advisor has no obligation to take your interests into consideration for any reason, including when taking any actions that would require the Calculation Agent to adjust the Share Adjustment Factor, which may adversely affect the value of your warrants.

THE WARRANTS ARE NON-STANDARDIZED OPTIONS — The warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. The warrants are our unsecured contractual obligations and will rank equally and pari passu with our other unsecured contractual obligations and with our unsecured and unsubordinated debt obligations, subject to any statutory priority regime of the jurisdiction of our incorporation (or, in the case of warrants issued by us through a branch, of the jurisdiction where the branch is established) that provides certain claims will be satisfied first in a resolution or German insolvency proceeding with respect to the issuer. Thus, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, investors in the warrants may look solely to Deutsche Bank AG for performance of its obligation to pay the Cash Settlement Amount, if any, upon the automatic exercise of the warrants. Additionally, the secondary market for the warrants, if any exists, is not expected to be as liquid as the market for OCC standardized options and, therefore, sales of the warrants prior to the Expiration Date may yield a sale price that is lower than the theoretical value of the warrants based on the then-prevailing level of the Basket. See also “The Warrants Will Not Be Listed and There Will Likely Be Limited Liquidity” below.

THE TIME REMAINING TO THE EXPIRATION DATE MAY ADVERSELY AFFECT THE MARKET VALUE OF THE WARRANTS — A portion of the market value of a warrant at any time depends on the level of the Basket at such time relative to the Basket Strike Level and is known as the “intrinsic value” of the warrant. If the level of the Basket is higher than the Basket Strike Level at any time, the intrinsic value of the warrant is positive and the warrant is considered “in the money”; whereas, if the level of the Basket is lower than the Basket Strike Level at any time, the intrinsic value of the warrant is zero and the warrant is considered “out of the money.” Another portion of the market value of a warrant at any time prior to expiration depends on the length of time remaining until the Expiration Date and is known as the “time value” of the warrant. After the Trade Date, the time value of the warrant represents its entire value; thereafter, the time value generally diminishes until, at expiration, the time value of the warrant is zero. Assuming all other factors are held constant, the risk that the warrants will expire worthless will increase the more the level of the Basket falls below the Basket Strike Level and the shorter the time remaining until the Expiration Date. Therefore, the market value of the warrants will reflect both the rise or decline in the level of the Basket and the time remaining to the Expiration Date, among other factors. See also “Assuming No Changes In Market Conditions And Other Relevant Factors, The Price You May Receive For Your Warrants In Secondary Market Transactions Would Generally Be Lower Than Both The Issue Price And The Issuer’s Estimated Value Of The Warrants On The Trade Date” below.

THE WARRANTS WILL BE AUTOMATICALLY EXERCISED ON THE EXPIRATION DATE — The warrants will be automatically exercised on the Expiration Date. Neither you nor we can exercise the warrants at any time prior to the Expiration Date. Accordingly, unless you sell the warrants prior to the Expiration Date, you will not be able to capture any beneficial changes in the level of the Basket prior to the Final Valuation Date. Further, you do not have a choice as to whether the warrants will be automatically exercised on the Expiration Date. Accordingly, you will not be able to benefit from any increase in the level of the Basket that occurs after the Final Valuation Date.

PAST PERFORMANCE OF THE BASKET COMPONENTS IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Basket Components over the term of the warrants may bear little relation to the historical closing prices of the Basket Components and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Basket Components or whether the performance of the Basket Components will result in the return of any of your investment

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR WARRANTS IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE WARRANTS ON THE TRADE DATE — The Issuer’s estimated value of the warrants on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the warrants. The Issuer’s estimated value of the warrants on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your warrants in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the warrants from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the warrants on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the warrants determined by reference to our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the warrants and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our warrants for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the warrants on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the warrants and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your warrants, including the price you may receive in any secondary market transactions. Any sale prior to the Expiration Date could result in a substantial loss to you. The warrants are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your warrants to expiration.

THE WARRANTS WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The warrants will not be listed on any securities exchange. There may be little or no secondary market for the warrants. We or our affiliates intend to act as market makers for the warrants but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the warrants when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the warrants, the price at which you may be able to sell your warrants is likely to depend on the price, if any, at which we or our affiliates are willing to buy the warrants. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the warrants. If you have to sell your warrants prior to expiration, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE WARRANTS — While we expect that, generally, the level of the Basket will affect the value of the warrants more than any other single factor, the value of the warrants prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE WARRANTS — We or our affiliates expect to hedge our exposure from the warrants by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Basket Components on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the level of the Basket and, therefore, make it less likely that you will receive a positive return on your investment in the warrants. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the warrants declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the warrants. Introducing competing products into the marketplace in this manner could adversely affect the level of the Basket and the value of the warrants. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the warrants.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE WARRANTS. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE BASKET AND THE VALUE OF THE WARRANTS — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the level of the Basket and the value of the warrants, or express opinions or provide recommendations that are inconsistent with purchasing or holding the warrants. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the warrants and the Basket.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as Calculation Agent (as defined below), hedging our obligations under the warrants and determining the Issuer’s estimated value of the warrants on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the warrants from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the warrants. The Calculation Agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the warrants on any relevant date or time. The Calculation Agent also has some discretion about certain adjustments to the Share Adjustment Factor for each Basket Component and will be responsible for determining whether a Market Disruption Event or discontinuation of a Basket Component has occurred. Any determination by the Calculation Agent could adversely affect the return on the warrants.

See “Selected Risk Considerations” in the accompanying preliminary pricing supplement and “Risk Factors” in the prospectus supplement, prospectus addendum and prospectus accompanying preliminary pricing supplement W88 for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including preliminary pricing supplement W88 relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, underlying supplement, preliminary pricing supplement W88 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the warrants at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the warrants prior to their issuance. We will notify you in the event of any changes to the terms of the warrants, and you will be asked to accept such changes in connection with your purchase of any warrants. You may also choose to reject such changes, in which case we may reject your offer to purchase the warrants.